Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	(Successor)	(Predecessor)
	For the period from December 20, 2006 to December 31, 2006	For the period from January 1, 2006 to December 19, 2006
			For the year ended December 31,
			2005	2004	2003	2002
Earnings:
(Loss) income before income taxes, minority interest, and cumulative effect of accounting change	$(4.1)	$118.1	$75.2	$(16.1)	$(1.5)	$11.3
Add (less): Equity loss (earnings)	—	—	1.6	0.2	(0.8)	(2.4)
Add: Dividends	—	—	—	—	0.2	2.8

Sub-total:	(4.1)	118.1	76.8	(15.9)	(2.1)	11.7
Add: Total fixed charges (per below)	7.2	91.2	46.2	31.6	17.9	11.3
Less: Interest capitalized	—	2.5	1.3	0.4	0.2	0.2

Total earnings before income taxes, minority interest, and cumulative effect of accounting change	$3.1	$206.8	$121.7	$15.3	$15.6	$22.8

Fixed Charges:
Interest expense, including interest capitalized	6.9	86.2	43.2	29.2	16.0	9.9
Portion of rental expense representative of the interest factor	0.3	5.0	3.0	2.4	1.9	1.4

Total fixed charges	$7.2	$91.2	$46.2	$31.6	$17.9	$11.3

Ratio of Earnings to Fixed Charges	(a )	2.3	2.6	(a )	(a )	2.0

(a)	For the period from December 20, 2006 to December 31, 2006 and for fiscal years 2004 and 2003 earnings were insufficient to cover fixed charges by $4.1, $16.3 and $2.3, respectively.